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www.dechert.com

STEPHEN FERRARA

stephen.ferrara@dechert.com
+1 617 728 7134 Direct
+1 617 275 8418 Fax

August 6, 2014

VIA EDGAR CORRESPONDENCE

Kathy Cherko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. Cherko:

We are writing in response to a comment you provided telephonically to me on July 10, 2014 with respect to the Fund’s financial statements for the fiscal year ended October 31, 2013, which were included in the Fund’s Form N-CSR filing made on January 7, 2014.  On behalf of the Fund, we have reproduced your comment below and provided the Fund’s response immediately thereafter.

1.        Comment:            The Fund’s registration statement indicates that the Fund may invest in a subsidiary organized in the Cayman Islands (the “Subsidiary”). If the Subsidiary’s financial statements are consolidated with those of the Fund, please revise the Fund’s financial statements included in Form N-CSR to indicate as such. If not, please explain why the Subsidiary’s financial statements are not consolidated.

Response:                                        Although the registration statement states that the Fund may invest in the Subsidiary, the Fund has never done so beyond the purchase of a single founding share of the Subsidiary and the Subsidiary has never held any assets. Therefore, the Subsidiary has never had any financial statements that required consolidation with those of the Fund.  Additionally, the Fund notes that the Subsidiary was officially dissolved as a corporate entity in the Cayman Islands as of June 30, 2014. The Fund intends to remove all references to the Subsidiary in the Fund’s registration statement in connection with the next annual update filing.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:	Alice A. Pellegrino
John V. O’Hanlon

Exhibit

The Hartford Alternative Strategies Fund

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, PA 19087

August 6, 2014

VIA EDGAR CORRESPONDENCE

Kathy Cherko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Alternative Strategies Fund (SEC File No. 811-22610) (the “Fund”)

Dear Ms. Cherko:

In connection with a response being made on behalf of the Fund to a comment you provided, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filing;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing made; and

•                  the Fund may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
The Hartford Alternative Strategies Fund